UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Milliman Funds Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

71 S. Wacker Dr., 31st Floor

Chicago, IL 60606

Telephone Number (including area code):

(312) 726-0677

Name and address of agent for service of process:

Ehsan Sheikh

71 South Wacker Drive, 31st Floor

Chicago, IL 60606

With copies of Notices and Communications to:

Alan P. Goldberg

Stradley Ronon Stevens & Young, LLP

100 Park Avenue, Suite 2000 New York, NY 10017	191 North Wacker Drive, Suite 1601 Chicago, IL 60606

Joel D. Corriero

Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒	NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Chicago and the State of Illinois on the 14th day of November, 2025.

Milliman Funds Trust
By:	/s/Adam Schenck Adam Schenck President and Trustee

Attest:	/s/Ehsan Sheikh Ehsan Sheikh Secretary